Exhibit 3.4

FIRST AMENDMENT TO

THE BYLAWS OF

VITRO BIOPHARMA, INC.

(f/k/a Imperial Management, Inc.)

This First Amendment to the Bylaws (the “Bylaws”) of Vitro Biopharma, Inc., a Nevada corporation f/k/a Imperial Management, Inc. (the “Corporation”), has been duly adopted in accordance with the provisions of the Nevada Revised Statutes, as amended (the “Act”), and the Corporation’s organizational documents effective as of May 3, 2022.

1.	Section 2.13 of the Bylaws is deleted in its entirety and replaced with the following:

“Section 2.13 Action by Shareholders Without Meeting. Unless the Articles of Incorporation or these Bylaws specifically provide otherwise, any action required or permitted by the Nevada Business Corporation Act to be taken at a shareholder’s meeting may be taken without a meeting if: (1) all of the shareholders entitled to vote thereon consent to such action in writing; or (2) the shareholders holding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all of the shares entitled to vote thereon were present and voted consent to such action in writing.”

2.	Section 3.6 of the Bylaws is deleted in its entirety and replaced with the following:

“Section 3.6 Notice. Notice of any special meeting of directors shall be given as follows:

i. By mail to each director at his business address at least seven (7) days prior to the meeting;

ii. By personal delivery or telegram at three (3) days prior to the meeting to the business address of each director, or in the event such notice is given on a Saturday, Sunday or holiday, to the residence address of each director; or

iii. By facsimile, email, or other means of electronic transmission, or by personal communication by telephone or otherwise at least twenty-four (24) hours in advance of the time of the meeting.

If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. If notice be given by facsimile (with confirmation of transmission) or email, if properly addressed, such notice shall be deemed to be delivered on the date sent, if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient. Any director may waive notice of any meeting. The attendance of a director at any meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.”

1

CERTIFICATION

The undersigned, being an authorized officer of the Corporation, hereby certifies that the foregoing First Amendment to the Bylaws was duly adopted by the Corporation effective as of May 3, 2022.

/s/ Nathan Haas
Name:	Nathan Haas
Title:	Secretary